20008597

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC Mail Processing

MAR 02 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Portfolios Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4250 Veterans Memorial Hwy
(No. and Street)

Holbrook	NY	11741
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anne Antunovich 631-439-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause LLP
(Name – *if individual, state last, first, middle name*)

125 Baylis Rd., Suite 300	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Damon B. Joyner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Portfolios Financial Services Inc., as of February 27, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY E. DUNN
Notary Public, State of New York
No. 01DU6190448
Qualified in Suffolk County
Commission Expires 07/28/2020

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Portfolios Financial Services, Inc.

Financial Statements and Supplementary Information

Including Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2019

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Year Ended December 31, 2019

Financial Statements

Supplementary Information

Financial Statements

bakertilly

Report of Independent Registered Public Accounting Firm

To the Stockholder of American Portfolios Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Portfolios Financial Services, Inc. (the Company) as of December 31, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included on page 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2001.

New York, New York
February 27, 2020

American Portfolios Financial Services, Inc.

Statement of Financial Condition

December 31, 2019

Assets

Cash	$ 10,106,563
Deposits with clearing organizations	260,047
Receivables from broker-dealers and clearing organizations	6,906,493
Notes receivable from independent representatives	124,908
Miscellaneous receivables	429,770
Prepaid insurance and other	299,084
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $31,990	-
Due from affiliates	518,133
Licenses	100,000
Deferred tax asset	285,268
Goodwill	3,503,272
Contract acquisition costs, net	3,432,826
	$ 25,966,364

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 1,180,695
Commissions payable	6,141,041
	7,321,736
Commitments and Contingencies	
Stockholder's Equity:	
Common stock; no par value; 1,500 shares authorized, 100 shares issued and outstanding, stated at cost	3,825,000
Additional paid-in capital	4,414,482
Retained earnings	10,405,146
	18,644,628
	$ 25,966,364

See Independent Auditors' report and accompanying notes.

American Portfolios Financial Services, Inc.

Statement of Operations

Year Ended December 31, 2019

Revenue	
Commission revenue	$ 98,425,129
Marketing and service fee income	17,514,842
Interest and dividends	168,154
	116,108,125
Expenses	
Advertising and marketing	348,851
Commissions	87,058,052
Conferences and meetings	592,742
Continuing education	20,100
Data processing and reporting	578,170
Dues and subscriptions	288,071
Exchange and clearance fees	2,951,205
Insurance	480,069
Interest	36,653
Legal and professional	1,255,774
Licensing and registration fees	425,778
Meals, entertainment and travel	2,920
Overhead reimbursement	3,491,702
Payroll taxes	456,916
Recruiting and relationship management	42,728
Retirement plan	259,412
Salaries	7,675,406
Selling	115,936
Transition	1,232,522
	107,313,007
Income before Provision for Income Taxes	8,795,118
Provision for Income Taxes	
Current income tax expense	2,626,176
Deferred income tax benefit	(210,133)
	2,416,043
Net Income	$ 6,379,075

See Independent Auditors' report and accompanying notes.

American Portfolios Financial Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2019

	Common Stock		Additional Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance January 1, 2019	100	$ 3,825,000	$ 4,324,750	$ 11,026,071
Noncash compensation	-	-	89,732	-
Net income	-	-	-	6,379,075
Dividends	-	-	-	(7,000,000)
Balance December 31, 2019	100	$ 3,825,000	$ 4,414,482	$ 10,405,146

See Independent Auditors' report and accompanying notes.

American Portfolios Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2019

Cash flows from operating activities:		
Net income		$ 6,379,075
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit	(210,133)	
Amortization of contract acquisition costs	830,217	
Concessions for notes receivable from independent representatives	38,867	
Noncash compensation	89,732	
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets:		
Receivables from broker-dealers and clearing organizations	(947,414)	
Miscellaneous receivables	(7,968)	
Prepaid insurance and other	45,660	
Due from affiliates	(213,098)	
Increase in operating liabilities:		
Accounts payable and accrued expenses	717,752	
Commissions payable	477,980	
		821,595
Net cash provided by operating activities		7,200,670
Cash flows from investing activities:		
Advances on notes receivable	(50,000)	
Collections on notes receivable	29,677	
Payments for contract acquisition costs	(1,380,050)	
Net cash used in investing activities		(1,400,373)
Cash flows from financing activities:		
Dividends paid	(7,000,000)	
Net cash used in financing activities		(7,000,000)
Net decrease in cash		(1,199,703)
Cash, beginning of year		11,306,266
Cash, end of year		$ 10,106,563

See Independent Auditors' report and accompanying notes.

1. Summary of Significant Accounting Policies

Nature of business - American Portfolios Financial Services, Inc. ("APFS" or the "Company") acquired an existing broker-dealer on May 1, 2001 and commenced operations on October 1, 2001 after attaining licensure and registration changes for the Company and its network of independent representatives. APFS's primary source of revenue is providing brokerage services to its customers, who are predominately small and middle-market businesses and individuals. These services are marketed by independent representatives located in various states.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of presentation - APFS is a wholly-owned subsidiary of American Portfolios Holdings, Inc. ("APH"). The financial statements reflect APFS's business activities.

Cash equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse.

It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more-likely-than-not to be sustained upon examination by taxing authorities. As of December 31, 2019, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements. To the extent that the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected. It is the Company's policy to recognize interest and penalties related to taxes as interest expense. During the year ended December 31, 2019, the Company did not record any interest or penalties.

Licenses - Licenses represent the value of certain broker-dealer licenses acquired through acquisition. These licenses are not subject to amortization, and are tested for impairment at least annually.

Goodwill and intangible assets - The Company tests goodwill for impairment at least annually. The Company completed its annual impairment test during the third quarter of 2019. The Company performed a qualitative assessment of events and circumstances to determine if it was necessary to perform the quantitative goodwill impairment test. Based on the qualitative assessment, it was determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. As a result, the Company did not perform the quantitative goodwill impairment test and no impairment loss has been recorded for the year ended December 31, 2019.

Advertising - The Company charges advertising costs to expense as incurred. Advertising costs approximated $349,000 for the year ended December 31, 2019.

Transition - Transition expense includes the costs incurred to induce new independent representatives to become affiliated with the Company. It also includes the administrative costs incurred in transitioning the existing business of newly affiliated independent representatives to the Company's platform.

2. Revenue from Contracts with Customers

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker Dealer Commissions - The Company earns commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services. Commission revenue is recognized on the trade date when the performance obligation is satisfied. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Service Fees - Service fees principally include amounts charged to independent representatives for processing of securities trades and for providing technology, administrative and compliance services. The revenue is recognized as it is earned, evenly throughout the year. Also, the Company earns fees from their "FDIC" insured cash sweep program, in which clients' cash deposits in their brokerage accounts are swept into interest-bearing deposit accounts at various third-party banks.

Marketing Income - Mutual fund companies, insurance companies, and the Company's clearing firm provide marketing support to the Company. This revenue is recognized throughout the year as the marketing events occur and is used to offset expenses relating to the Company's regional, leaders, and national conferences attended by the Company's independent representatives.

Contract Balances - The Company charges the independent representatives a service fee for errors and omissions insurance as well as an annual affiliation fee. The revenue is recognized evenly throughout the year. As of December 31, 2019 all revenue has been earned and there were no contract assets or liabilities.

Disaggregation of Revenue - In the following table, revenue for the year ended December 31, 2019 is disaggregated by service line:

	Revenue
Broker dealer commissions	$ 98,425,129
Service fees	15,033,934
Marketing	2,480,908
	$ 115,939,971

Costs to Obtain a Contract with a Customer - The Company capitalizes the incremental costs of obtaining a contract with a customer (independent representative) if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These costs are included in contract acquisition costs, net in the statement of financial condition and will be amortized over the estimated customer relationship period.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent representatives, would not qualify for capitalization.

An additional cost to obtain an independent representative may include forgivable loans. Forgivable loans take many forms, but they are differentiated by the fact that at inception the loan is intended to be forgiven over time by the Company. The loans are given as an inducement to attract independent representatives to become affiliated with the Company. The Company may offer new independent representatives a forgivable loan as part of his/her affiliation offer letter. These amounts are paid upfront and are capitalized, then amortized over the expected useful lives of the independent representative's relationship period with the Company. In the event that the Company's relationship with independent representative is terminated, any portion of the forgivable loan that has not been forgiven under the terms of the agreement, shall become the financial responsibility of the representative and is converted to a note receivable from the representative.

The balance of contract acquisition costs, net, was approximately $3,433,000 as of December 31, 2019. Amortization on these contract acquisition costs was approximately $830,000 during the year ended December 31, 2019. Amortization of the contract acquisition costs is reported as transition expense on the statement of operations.

3. Receivable from and Payable to Broker-Dealer and Clearing Organizations

Amounts receivable from and payable to broker-dealer and clearing organizations at December 31, 2019 consist of the following:

	Receivable	Payable
Deposits with Clearing Organizations	$ 260,047	$ -
Fees and Commissions Receivable/Payable	6,906,493	6,141,041
	$ 7,166,540	$ 6,141,041

The Company clears its customer transactions through an unrelated clearing broker-dealer on a full disclosure basis. The arrangement requires the Company to maintain a $250,000 deposit, which is in a non-interest bearing account with the clearing broker. The clearing agent offsets its fees, on a monthly basis, against the Company's commissions. The amount payable to the clearing broker relates to the aforementioned transactions.

APFS is a clearing member of National Securities Clearing Corporation ("NSCC"). The primary purpose for this arrangement is the Company's participation in NSCC's commission settlement program. The Company receives daily information downloads, and together with information provided from their clearing broker, prepares detailed commission statements for their independent registered representatives. The Company was required to deposit $10,000 in an interest-bearing account with NSCC.

4. Notes Receivable from Independent Representatives

In certain situations, the Company advances funds to associated independent representatives. As of December 31, 2019, the balance of notes receivable from independent representatives was $124,908. The notes receivable balance is comprised of unsecured, interest bearing loans with interest rates ranging from 1.5% to 4%. Should the independent representatives' association with APFS terminate, the unamortized advance is due on demand.

The Company periodically assesses the recoverability of the remaining balances and records a reserve, if required. A provision for uncollectible amounts is included in transition expense in the statement of operations. As of December 31, 2019, management determined that a provision for uncollectible amounts was not required.

5. Commissions Payable and Independent Representative Transactions

The Company conducts business through a network of independent representatives who receive commissions for their services according to the Company's agreed-upon commission schedule. As of December 31, 2019, the Company owed its independent representatives approximately $6,141,000.

In addition, the Company charges the independent representatives maintenance fees for access to certain computer information and customer support services. Fees charged for the year ended December 31, 2019 amounted to $6,345,000, of which $5,404,000 is reported within marketing and service fee income and the remaining $941,000 is netted against the corresponding expense accounts as these amounts reflect expense reimbursements received from the independent representatives.

6. Concentration of Credit Risk

The Company is engaged in various brokerage activities in which customer transactions are cleared through unrelated clearing broker-dealers. In the event that these parties do not fulfill their obligations, the Company may be exposed to risk, inclusive of disrupted operations. If the clearing brokers should cease doing business, the Company's receivable from the clearing brokers could be subject to forfeiture. The Company has no major dependence on any one broker-dealer as alternative services and products are readily available. If a relationship were to terminate, the disruption in business activity would be similar to any other business. To reduce this risk, the Company periodically monitors these functions.

The Company's revenue is dependent upon economic and market conditions. The Company is vulnerable to risk if economic and market conditions weaken.

The Company is also dependent, to a degree, upon its top ten registered representatives who were responsible for approximately 11% of the Company's commission revenue for the year ended December 31, 2019.

The Company places its cash investments with high credit quality financial institutions. At times, the Company's cash deposits with any one financial institution may exceed the amount insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2019, the excess was approximately $9,871,000.

7. Related Party Transactions

The Company and its parent maintain an office overhead arrangement by consolidating all of the expenses under one monthly reimbursement amount which is determined based on a calculation of the Company's overhead. Reimbursed expenses include, but are not limited to, office and equipment rental, utilities, administrative salaries, and general office expenses. This reimbursement percentage is reviewed on a quarterly basis to determine its adequacy in reimbursing expenses at the appropriate level. The amount reimbursable to the parent company for the year ended December 31, 2019 was approximately $12,190,000, of which $3,492,000 is reported in overhead reimbursement and the remaining $8,698,000 is reported within salaries, payroll taxes, retirement plan expense, and insurance.

The Company incurred expenses for advertising, conferences, data processing, dues and subscriptions and selling costs on behalf of an affiliated entity. In 2019, the Company received approximately $1,168,000 from the affiliate as reimbursement for these expenses. The reimbursements are netted against the applicable expense accounts.

The Company made payments for contract acquisition costs on behalf of an affiliate. The total payments made in 2019 were approximately $967,000 and is netted with amount due from affiliate on the statement of financial condition.

The Company's parent maintains three Employee Incentive Stock Option Plans, which provides for the granting of incentive and nonqualified plan stock options to key management, employees and non-employees of the Company to purchase shares of the parent's common stock. The Company records compensation expense related to its proportional share of the options issued under the plans. The Company's total compensation expense related to these options was approximately $90,000 for the year ended December 31, 2019.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and the Commodity Futures Trading Commission's minimal financial requirements (Regulation 1.17) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, these rules also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2019, the Company had net capital of $7,095,826, which was $6,469,831 in excess of its required net capital of $625,995. The Company's aggregate indebtedness to net capital ratio was 1.32 to 1.

9. Income Taxes

The Company files a consolidated federal and a combined New York State tax return with its parent and records its share of the consolidated federal and New York State tax expense on a separate return basis. The Company's federal and New York State tax liability at December 31, 2019 is approximately $2,397,000 and is netted with the amount due from affiliate on the statement of financial condition. This liability represents the approximate amount due to the Company's parent for tax payments made on APFS's behalf, as well as for the benefit of the losses generated by the parent and other consolidated entities. In addition, APFS is required to file returns in the majority of states in the United States of America.

The current and deferred portions of the income tax expense included in the statement of operations are approximately as follows:

	Current	Deferred	Total
Federal	$ 1,891,000	$ (150,000)	$ 1,741,000
New York State	506,000	(43,000)	463,000
Other States	229,000	(17,000)	212,000
	$ 2,626,000	$ (210,000)	$ 2,416,000

The provision for income taxes shown on the statement of operations differs from the amount that would result from applying statutory tax rates to the net income before provision for income taxes primarily because of nondeductible expenses and certain states tax on gross revenue instead of net income.

The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statute of limitations of those tax returns. In general, the tax returns have a three-year statute of limitations. The Company has filed tax returns through 2018.

A deferred tax asset has been recorded on the statement of financial condition as a result of temporary differences relating to legal contingencies and amortization of contract acquisition costs.

No valuation allowance has been provided against the deferred tax asset.

10. Common Stock

The Company is authorized to issue up to 1,500 shares of no par value common stock. On December 31, 2019, 100 shares were issued and outstanding, which represent a 100% ownership by APH.

11. Contingencies

In the normal course of business, the Company is involved in disputes related to its independent representatives and their clients. Each claim is evaluated on an individual basis with respect to the likelihood of loss and the estimated dollar amount of that loss. The Company, with advice from its legal counsel, has determined its probable liability for these matters to be approximately $951,000 as of December 31, 2019. This amount has been included with accounts payable and accrued expenses in the statement of financial condition.

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In the normal course of business the Company may indemnify certain service providers against specified potential losses in connection with their acting as an agent of, or provided services to the Company. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment, in which in some cases cannot be estimated. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. There were no associated contingent liabilities at December 31, 2019.

12. Supplemental Information - Statement of Cash Flows

Cash paid for interest during the year ended December 31, 2019 was $36,653.

Cash paid for income taxes during the year ended December 31, 2019 was $278,393.

Noncash Investing and Financing Activities

Contract acquisition costs converted to notes receivable from independent representatives	$ 83,435

Supplementary Information

American Portfolios Financial Services, Inc.
Supplementary Information - Pursuant to Rule 17A-5
of the Securities Exchange Act of 1934
December 31, 2019

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1:

Net Capital		
Total stockholder's equity		$ 18,644,628
Non-allowable assets:		
Receivables from broker dealers and clearing organizations	787,355	
Notes receivable from independent representatives	124,908	
Miscellaneous receivables	429,770	
Prepaid insurance and other	999,350	
Receivables from affiliates	1,886,053	
Licenses	100,000	
Deferred tax asset	285,268	
Goodwill	3,503,272	
Contract acquisition costs, net	3,432,826	(11,548,802)
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)		7,095,826
Haircuts on Securities		-
Net Capital		$ 7,095,826

Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 1,180,695
Commissions payable	6,141,041
Due to affiliate	1,367,920
Due to independent representatives	700,266
Total Aggregated Indebtedness	$ 9,389,922
Computation of Basic Net Capital Requirement:	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 625,995
Excess Net Capital	$ 6,469,831
Ratio: Aggregate indebtedness to net capital	1.32 to 1

All other reports required under SEC Rule 15c-3 are not applicable to the Company.

Reconciliation with Computation included in Part II of Form X-17a-5, as of December 31, 2019.

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the registrant's computation filed with Part II, Form X-17a-5 are not material in amount. Accordingly, no reconciliation is deemed necessary.

bakertilly

Independent Registered Public Accounting Firm's Report on Internal Control Required by CFTC Regulation 1.16

Stockholder
American Portfolios Financial Services, Inc.
Holbrook, New York

In planning and performing our audit of the financial statements of American Portfolio Financial Services, Inc. (the Company) as of and for the year ended December 31, 2019, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Stockholder
American Portfolios
Financial Services, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2019 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 27, 2020

bakertilly

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Stockholder
American Portfolios Financial Services, Inc.
Holbrook, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by American Portfolios Financial Services, Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 27, 2020

AMERICAN PORTFOLIOS

FINANCIAL SERVICES, INC.

Holbrook, New York

EXEMPTION REPORT

Including Report of Independent Registered

Public Accounting Firm

As of and for the Year Ended December 31, 2019

bakertilly

Report of Independent Registered Public Accounting Firm

Stockholder
American Portfolios Financial Services, Inc.
Holbrook, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Portfolios Financial Services, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which American Portfolios Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2)(ii) (the exemption provisions) and (2) American Portfolios Financial Services, Inc. stated that American Portfolios Financial Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2019 without exception. American Portfolios Financial Services, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Portfolios Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 27, 2020

AMERICAN PORTFOLIOS
americanportfolios.com

February 27, 2020

Securities and Exchange Committee
100 F Street, NE
Washington, DC 20549

To whom it may concern:

American Portfolios Financial Services Inc. claims exemption from SEA Rule 15c3-3 section (k) paragraph 2(i) and 2(ii) for the period January 1, 2019 through December 31, 2019. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all securities transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of American Portfolios Financial Services, Inc." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Regards,

Damon B. Joyner
American Portfolios Financial Services Inc.
CFO

American Portfolios Financial Services, Inc.
Member: FINRA, SIPC

4250 Veterans Memorial Hwy, Suite 420E
Holbrook, NY 11741

t: 631.439.4600
f: 631.439.4698

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1309****************************MIXED AADC 220
37085 FINRA DEC
AMERICAN PORTFOLIOS FINANCIAL SERVICES INC
4250 VETERANS MEMORIAL HWY STE 420E
HOLBROOK, NY 11741-4020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Anne Antunovich 631-439-4600

2. A. General Assessment (item 2e from page 2) $ 14659-

B. Less payment made with SIPC-6 filed (**exclude interest**) (7603)

8/2/19
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 7056

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 7056-

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $ 7056-

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Portfolios Financial Services Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 29 day of January, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 116,108,125
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	87,329,291
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,440,724
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): EO Affiliation, RR Fees, MM, Mktg, Alt Unreg. (Deductions in excess of $100,000 require documentation)	15,515,243
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 36653	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 49887	
Enter the greater of line (i) or (ii)	49887
Total deductions	106,335,145
2d. SIPC Net Operating Revenues	$ 9,772,980
2e. General Assessment @ .0015	$ 14,659

(to page 1, line 2.A.)